UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 – 99.3 to this Report on Form 6-K is the press release of Zealand Pharma A/S or the Company, dated November 15, 2018, announcing the company’s interim report for the first nine months of 2018.

Furnished as Exhibit 99.4 to this Report on Form 6-K is the Company’s slide presentation on the financial results of the Company for the first nine months of 2018, referenced in the press release.

Exhibits 99.1 to 99.4 to this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, or the Securities Act, or the Exchange Act.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom
	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: November 16, 2018

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 15, 2018

99.2	Independent Auditor’s Review Report on the Condensed Consolidated Interim Financial Statements

99.3	Unaudited Condensed Consolidated Interim Financial Statements of the Company for the Three and Nine Months Ended September 30, 2018

99.4	Slide Presentation on the Company’s Financial Results for the First Nine Months of Fiscal Year 2018

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